SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No....)

                               1st Bergen Bancorp
            .........................................................
                                (Name of Issuer)

                                  Common Stock
                   ...........................................
                         (Title of Class of Securities)

                                    31891510
           ..........................................................
                                 (CUSIP Number)

                                   05-04-1998
           ..........................................................
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 31891510


         1) Name of Reporting Person I.R.S. Identification No. of Above Persons (entities only)

                  Greater Community Bancorp
                  22-2545165



         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)  [ ]

                  (b)  [ ]



         3)       SEC Use Only



         4)       Citizenship or Place of Organization

                  New Jersey



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5)       Sole Voting Power

                  213,657



         6)       Shared Voting Power

                  0.0



         7)       Sole Dispositive Power

                  213,657






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         8)       Shared Dispositive Power

                  0.0



         9)       Aggregate Amount Beneficially Owned by Each Reporting
                  Person

                  213,657



         10)      Check if the Aggregate Amount in Row (9) Excludes
                  Certain Shares (See Instructions)     [ ]



         11)      Percent of Class Represented by Amount in Row (9)

                  7.8%



         12)      Type of Reporting Person (See Instructions)

                  CO





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Item 1(a)  Name of Issuer:

         1st Bergen Bancorp

Item 1(b) Address of Issuer's Principal Executive Offices:

         250 Valley Boulevard
         Wood Ridge, New Jersey 07075

Item 2(a) Name of Person Filing:

         Greater Community Bancorp

Item 2(b) Address of Principal Business Office or, if none,
Residence:

         55 Union Boulevard
         Totowa, New Jersey 07511

Item 2(c) Citizenship:

         New Jersey

Item 2(d) Title of Class of Securities:

         Common Stock

Item 2(e) CUSIP Number:

         31891510

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-
         8);

         (e)   [   ]   An   investment    adviser   in   accordance   with   ss.
         240.13d-1(b)(1)(ii)(E);



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         (f) [ ] An employee  benefit plan or endowment fund in accordance  with
         ss. 240.13d-1(b)(1)(ii)(G);

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
         1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss. 240.13d- 1(b)(1)(ii)(J).

         If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

Item 4. Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

                  213,657

         (b) Percent of class:

                  7.8 %

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote

                  213,657

                  (ii) Shared power to vote or to direct the vote

                           0.0

                  (iii) Sole power to dispose or to direct the disposition of

                  213,657

                  (iv) Shared power to dispose or to direct the


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                  disposition of

                           0.0
Item 5. Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

         Not applicable.

Item 8. Identification and Classification of Members of the Group

         Not applicable.

Item 9. Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

May 22, 1998
Date

/s/ George E. Irwin
Signature

George E. Irwin, President
Name/Title



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